SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
 CNPJ/MF: 02,558,115/0001-21
NIRE: 33,300,276,963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 20, 2006

DATE, TIME AND PLACE: On December 20, 2006, at 12pm, in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Isaac Selim Sutton and Franco Bertone, representing all members of the Board of Directors of the Company. As per Section 29, Paragraph Second, of the Bylaws, it is registered the Directors attended the meeting by means of conference call. Also attended Messrs. Stefano De Angelis (Chief Financial and Investors Relations Officer), Josino de Almeida Fonseca (Chairman of the Statutory Audit Committee) and Fabiano Gallo (Secretary of the Board of Directors).

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco - Chairman; and Mr. Fabiano Gallo - Secretary.

AGENDA: (1) appointment of the independent auditors of the Company and of its subsidiaries for the fiscal year of 2007; (2) loan agreement between the Company’s subsidiary TIM Nordeste S.A. and Banco do Nordeste do Brasil S.A.; (3) other matters of interest of the Company.

RESOLUTIONS: Upon review of the documents and discussions related to the matters contained in the Agenda, the Directors resolved to: (1) approve, unanimously and unrestrictedly, the hiring of the following specialized companies to serve as independent auditors of the Company and of its subsidiaries during the fiscal year of 2007: TIM Participações S.A.: BR GAAP - Directa Auditores, US GAAP and IFRS - Ernst & Young Auditores Independentes; TIM Celular S.A. and TIM Nordeste S. A: BR GAAP, everything in accordance with the proposal approved by the Statutory Audit Committee of the Company on December 05, 2006; (2) approve, unanimously and unrestrictedly, (a) the loan agreement between the Company’s subsidiary TIM Nordeste S.A. and Banco do Nordeste do Brasil S.A. (BNB) up to the amount of R$68 million, according to the proposal presented by the Chief Financial Officer and, (b) the granting of personal guaranty by the Company in favor of its subsidiary TIM Nordeste S.A., in connection with the loan agreement mentioned in item (a) above. The Company’s and its subsidiary’s Officers and representatives were duly authorized to practice all acts and execute the documents that may be necessary for the implementation of the resolutions mentioned above, including the execution of the related agreements with Directa Auditores, Ernst & Young Auditores Independentes and BNB, all in accordance with the resolutions approved by this Board of Directors; (3) no other matters were discusses by the Directors.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form, read, approved and signed by all Directors.

Rio de Janeiro (RJ), December 20, 2006.

Giorgio della Seta Ferrari Corbelli Greco	Franco Bertone
President	Director

Isaac Selim Sutton	Fabiano Gallo
Director	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 20, 2006	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.